UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.

                        SWIFTY CARWASH & QUIK-LUBE, INC.

                                  COMMON STOCK
                           CLASS A PURCHASE WARRANTS

                             CUSIP NO.870763 11 7

                     RACHEL L. STEELE, PRESIDENT, SECRETARY

                      17521 CRAWLEY ROAD, ODESSA, FL 33556

                                January 22, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











-----------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rachel L. Steele  ###-##-####
-----------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See ...Instructions)
                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         PF
----------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
-----------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER


                                     ............5,940,000..............
NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH
                                    (9)     SOLE DISPOSITIVE POWER


                                     ............5,940,000..............

                                    (10)    SHARED DISPOSITIVE POWER


                                    ..................0.................
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,940,000
-----------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70%
-----------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
-----------------------------------------------------------------------------


Item 1. Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.01 of Swifty Carwash & Quik-Lube, Inc. (the "Issuer") The Issuer's principal executive office is located at 17521 Crawley Road, Odessa, Florida 33556. The Company's President and Secretary is Rachel L. Steele. Donald Hughes is Vice-President. Raymond Lipsch is Treasurer, CFO and CEO of the Company.

Item 2. Identity and Background.

(a) Rachel L. Steele; (b) Residence:  17521 Crawley Road, Odessa, Florida 33556;
(c) Ms. Steele's principal business is acting as President and Secretary of the Issuer; (d) Ms. Steele has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years;
(e) Ms. Steele has not been a party to a civil proceeding involving state or federal securities laws or violations thereof in the last five years.(f) Ms. Steele is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The funds were from personal funds. Some of the funds were obtained for the purpose of purchasing and holding securities.

Item 4. Purpose of Transaction.

The purpose of purchases of securities by Ms. Steele is investment. The reporting person intends to continuously review her position in Swifty Carwash & Quik-Lube, Inc. and may, depending upon the evaluation of the Company's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate her position in the Company. The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the issuer other than general knowledge that the issuer's securities are the subject of a public offering where its securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or by-laws; (g) any change in the issuer's charter, bylaws or instruments which would impede the acquisition of control of the Company by any person; (h) any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Ms. Steele directly beneficially owns an aggregate interest of 70% in the Company with a total of 5,940,000 common shares. The Issuer has a total of 50,000,000 common shares authorized. As of November 30, 1998, 8,394,120 shares and 318,240 Purchase Warrants were outstanding. All but 159,120 shares are restricted under Rule 144. All of Ms. Steele's shares in the Company are restricted. (b) Ms. Steele has the power to vote all shares owned in the Company and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days; (d) Ms. Steele has the right to receive dividends from all of her shares. She has the power to direct the distribution of shares in the Company as an officer, director and voting shareholder; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Rachel Steele
                                            ------------------------------
Date:  December 16, 1998                    Rachel L. Steele,
                                            President and Secretary